August 11, 2025

Ngai Chiu Wong
Chief Executive Officer
Gifts International Holdings Ltd
Unit A&B, 7/F., Fuk Chiu Factory Building
No.20 Bute Street
Mongkok, Kowloon
Hong Kong

       Re: Gifts International Holdings Ltd
           Amendment No. 3 to Registration Statement on Form F-1
           Filed August 4, 2025
           File No. 333-287861
Dear Ngai Chiu Wong:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 28, 2025 letter.

Amendment No. 3 to Registration Statement on F-1 filed August 4, 2025 Notes to Consolidated and Combined Financial Statements
Note 2 - Summary of Significant Accounting Policies
Segment Reporting, page F-13

1. We read your response to prior comment 4 and noted the revisions to your disclosure, and re-issue part of our comment. Please tell us how you considered the guidance in
       ASC 280-10-50-29(f) and the example at 280-10-55-54(c) to discuss how the CODM uses consolidated net income in assessing performance and deciding how to allocate resources.
 August 11, 2025
Page 2

        Please contact Ta Tanisha Meadows at 202-551-3322 or Theresa Brillant at 202-551-
3307 if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Taylor Beech at 202-551-4515
with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:   Lawrence Venick